BLAZnTECH

Hardware Retail Adventure B2C B2B

Weapons maintenance without weapons disassembly

BLAZNTECH.COM RES TRIANGLE PARK NORTH CAROLINA





BLAZnTECH is a veteran owned and operated company. We have developed the world's first and only motorized weapons cleaning system - a pocket sized power tool that provides the fastest and easiest way to clean most commonly used firearms.

Benjamin Bondar CEO & Founder @ BLAZnTECH

Why you may want to support us...

1. Compact design -- clean firearms without disassembly
2. High torque precision motor -- 300+ RPM
3. Saves time -- hours spent cleaning reduced to minutes
4. Eliminates unnecessary wear -- nylon bristle brushes & cotton brush socks that DO NOT damage your guns like most traditional steel rods & brushes do
5. US patents granted - legal team represents 58 of Fortune 100 companies.
6. Patent 1: Design and utility of the device

Why investors ❤ us

WE'VE RAISED $309,706 SINCE OUR FOUNDING



What excited me about BLAZnTECH from the first moment I heard about their product was the idea to revolutionize something so essential, ubiquitous and critical as cleaning a firearm. I love being part of something that is not just another fad, but is innovative and actually improves peoples' lives - and this product achieves this with flying colors! It is very special to help bring something to the world that will not only increase effectiveness of our military and those in law enforcement, but also has the potential to increase the safety of their lives. And to top it all off, I really love that this product allows users to enjoy the actual process of weapons maintenance. It's not very... read more

Andrey Tkachuk

Director of Finance at Demandforce.

INVESTOR



As a disabled Veteran I am investing a bit of cash I have in supporting you. Good Luck! Jeff Payne

Jeffrey Payne



Hello Benjamin, have been enrolled with wefunder for some time. And really appreciate the opportunity you provide small investors like me. Thank you again.

Manuel Roman Jr

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Benjamin Bondar

CEO & Founder

Benjamin is a former stock market analyst - managing over 2.3MM with his own trading floor. He is a veteran of Iraq, FAA certified pilot, and inventor of the Motorized Weapons Cleaning System.



Michael Penney

Chief Evangelist

Michael is a father and a former Marine. He is also the Program Director at Bunker Labs, the founder of Cigars and Sea Stories, and a chief contributor at Bloodstripes.com.



Steven Tkachuk

PRODUCT DESIGN



Nick Udall

DIRECTOR OF ENGINEERING



Cody Cuellar

Creative Director



William H Tate
Advisor
William loves to train, advise and assist people in solving their money management challenges.



Michael Penney
Advisor
Michael is a Marine combat veteran of Iraq and Afghanistan. He is a combat marksmanship instructor, foreign weapons instructor, NRA instructor, Chief Range Safety officer, entrepreneur and, inventor.



Cj Dugan
Business Development

Laurie A. Dugan



Megan Jasso

In the news

Downloads

45 transcripts.txt

Firearms Maintanence Hasn't Changed in Years

Everyone from the military to gun enthusiasts, still cleans firearms with hand tools. Until now.

With BLAZnTECH, you simply lock the bolt or slide to the rear then insert the cleaning device. You're done in minutes and ready to shoot. Traditional weapons cleaning kits require disassembly of the firearm. They contain mainly steel rods and brushes. Breaking down the gun and using hand tools wastes valuable time. Our unique motor enables thorough cleaning without disassembly which is a game changer for the military and gun owners alike. BLAZnTECH saves gun owners time without adding additional wear to the firearm.

Market Size and Investment Potential

BLAZnTECH is revolutionizing weapons maintenance and creating a whole new market of motorized cleaning systems. Industry leading competitors sell over 25,000 traditional cleaning kits every week, by 2020 we aim to have 10% of all domestic firearms owned by civilians (270 million firearms) be cleaned with BLAZnTECH products.

Firearms Manufactured by Year in the U.S.


12M
10M
8M
6M
4M
2M
0
'86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09 '10 '11 '12 '13
Pistols
Revolvers
Rifles
Shotguns
Miscellaneous firearms

270 Million

Guns in the US

$6 Billion

Firearms accesories industry (US)

First Conceived in Iraq as a Reliable Cleaning Tool

The world's first and only motorized weapons cleaning system.

BLAZnTECH is a pocket-sized tool that manages to quickly and effectively clean most commonly used rifles and handguns without the need to disassemble the firearm.





GLASS-REINFORCED NYLON ENCLOSURE!

BRIGHT WHITE LED!

300+ RPM MOTOR!

PROPRIETARY BRUSH-SOCKS (100% COTTON)!

NYLON BRUSHES SPECIFICALLY DESIGNED FOR ROTATION!

3 YEAR LIMITED WARRANTY!







Business Numbers

1,000+ units sold; this is just the beginning.

We've sold-out over a 1,000 units during our R&D stage. For our production stage, we plan to sell hundreds of thousands of Blazntech tools and kits.

$55	200	$30
Current cost of production	Suggested retail price	Predicted cost of production in 2018

Produced by veterans here in the U.S.

PRIDE Industries conducts our products assembly and distribution. They are a ISO 9001 Certified (Highest Quality Control) and qualified 501c nonprofit. They hire mostly disabled people and have operations in 14 states. Many of their employees are disabled veterans. PRIDE provides us the ability to scale in order to meet our goal to sell and shipping thousands of BLAZnTECH tools and kits.

Our Customers

Military, Police, & Gun Enthusiasts

BLAZnTECH proudly serves a global customer base comprised of firearms enthusiasts, law enforcement, and military.

Testimonials and Video Reviews

The world already has a lot to say about Blazntech

"This seems to be an excellent tool for quick cleaning and could save a life. Also. I would like to thank each and every one of you for your service and the sacrifices you endured. From the bottom of my soul. Thank you."

Charles Rogers
US NAVY VETERAN, USS NASSAU LHA-4



Blazntech Cleaning an AR-15

Reviewed on video by Rainier Arms.



The Full Kit

This reviewer breaks down the entire Blazntech package.

We've Come a Long Way in Two Years

Our early stages of development consisted of trial and error to determine which key components were necessary to deliver an effective product. The housing, motor, circuitry and battery components have been sourced through reliable original equipment manufacturers. We've partnered with FrogLube and PRIDE Industries to deliver a cutting edge product. Since the initial launch, we've been gathering important feedback from our customers. Empowered with that knowledge, we've made further product improvements. Our next iteration will include a redesigned circuit board and other product enhancements. This upgrade increases durability in the field and significantly reduces assembly costs. We look forward to an ongoing relationship with our customers, investors, and global fans to develop products for the future.

September 20[illegible]



Ben in Iraq

Stationed at C... Taji, Iraq, Benj... Bondar discovers need for Motorized Weapons Cleaning System.

November 2014



First Prototype

Benjamin Bondar builds his 1st prototype and begins his search for qualified engineers. Discovering disabled Vietnam veteran Nick Udall, he then continues to build his team under the company name of BLAZnTECH and files a provisional patent.

January 2015



First Investor + Product Designer

After multiple prototypes, Benjamin Bondar acquires his 1st investor Andrey Tkachuk and gets the help of SAMSUNG product designer Steven Tkachuk.

September 2015



Blazntech Partners with Pride Industries

In search of the highest standards of quality, durability, and value, BLAZnTECH established its full assembly with Pride Industries. PRIDE is a US based, ISO 9001 certified, non-profit company that employs veterans and people with disabilities.

January 2016



Relocation and Patents Filed

Team relocates to Washington state to work closely with Rainier Arms. Blazntech managed to quickly establish brand recognition and demand for the MWCS. In addition to that, we acquired the help of Sutherland Asbill & Brennan LLP (represents 58 Fortune 100 companies) and filed a non-provisional utility patent.

August 2016



1,000 Units sold to individual customers

November 2016



Research Triangle Park, North Carolina

Having quickly sold out of his inventory, Benjamin Bondar has relocated to North Carolina and organized an all new Delaware based C corporation (BLAZnTECH, Inc). He has then officially licensed his patent to BLAZnTECH, Inc and organized a new team of combat veterans to help lead BLAZnTECH into mass production.

January 2017



BlaznTech, a "featured product" at Shot Show in Las Vegas

June 2017



10,000 Units Sold

With planned retailer partnerships and new distribution channels in the US, we plan to ship 10,000 units by this coming summer.

December 2017

50,000 Units Sold

Holidays are a great time to gift the latest greatest accessory in firearms. We plan to have our ecommerce business humming by next holiday season to ensure we can keep up with demand.

Join Us for the Ride!



Keep Your Ballistics and Guns True

Most gun enthusiasts love the anticipation of the overwhelming joy that is felt as the sights are aligned and the trigger is slowly depressed. The hammer falls on the firing pin thrusting it forward to slam into the primer. That split second as the internal spark ignites the gun powder, pushing your projectile forward down the barrel at speeds of 2,580 ft/s. The smell of the burnt powder, the recoil of the rifle that then sounds that beautiful steel down range. This, my friends, is what a lot of us live for.

Fast-forward to the end of the day. You and your brothers-in-arms had an amazing day on the range. You've pushed yourself and your equipment to the max. You've made some improvements and you've learned some valuable lessons. What next? Time to break out the old-school cleaning kit. You've spent a lot of money on some tools that require a lot of time to get that star chamber spotless. Yes, the dreaded star chamber..........

SHOW MORE

Letter from Founder / CEO

January 9, 2017

Respected investors, colleagues and friends:

Developing the world's first and only Motorized Weapons Cleaning System has proven to be a rewarding challenge. BLAZnTECH has gone through many struggles while focused on product development and streamlining production. We've grown an experienced team of industry professionals and established partnerships with industry leaders. We've come a long way.

I'm truly honored and grateful for each and every one of you.

SHOW MORE

Investor Q&A

— COLLAPSE ALL

What does your company do?

BLAZnTECH is a veteran owned and operated company. We have developed the world's first and only motorized weapons cleaning system - a pocket sized power tool that provides the fastest and easiest way to clean most commonly used firearms.

Where will your company be in 5 years?

BLAZnTECH is a company we are all proud to be a part of. Our ambition is to provide all gun owners with a fast, effective, and enjoyable way to clean their firearms. Guns get dirty, they need to be maintained. Our focus is on providing gun owners, military, and law enforcement with the fastest and easiest way to clean their dirty firearms. BLAZnTECH is zeroed in on revolutionizing weapons maintenance and providing a luxurious cleaning experience.

What is Blazntech?

BLAZnTECH is a revolutionary new weapons accessories company. BLAZnTECH has developed and released the world's first and only motorized weapons cleaning system; a pocket-sized tool that cleans firearms without any disassembly. The idea for the device came out of necessity. While I was serving in the military overseas, I had to constantly clean my weapon. We shot a lot of training drills, firing thousands of rounds at the range. It's important to clean the rifle to the highest standards prior to going on a patrol. The chamber is constantly being filled with carbon on direct gas systems, such as that of the M-16 model variants. It needs to be cleaned regularly to ensure the cycle of operations is not interrupted. Upon return to the states, I had looked for device like this and was astonished to realize nobody had come up with it yet. Now, after multiple stages of product development, BLAZnTECH has produced the world's first and only motorized weapons cleaning system. Fitted with a compact, ultra high torque motor and nylon brushes, the cleaning system is small enough to reach all areas of the firearm without causing damage.

Do you have competition?

Conventional cleaning systems are our current competitors. They rely on metal brushes and cleaning rods to scrape out the chamber. This requires the user to disassemble the weapon. Most professional users prefer not to use metal brushes, instead they primarily use Q-tips and dental picks for their stock chamber. We are the first to market with a patent pending motorized cleaning device and proprietary brushes, socks, cleaning/protectant and industry leading partners to accelerate production to reach a growing demand.

Why is this cleaning tool different from all the other options?

Cleaning a firearm by hand is tedious work. It's a time consuming process that involves breaking down the weapon and scraping the hard to reach areas of a gun, mainly the chamber. Solvents and soak tanks strip the lubricant from all metal parts. Still, the most effective way to deep clean a rifle is using soap and warm water. All of these solutions involve taking apart the gun and thoroughly scrubbing everything. BLAZnTECH has found a better way. At 300+ RPM the motorized weapon cleaning system is the fastest, most effective way to clean all your firearms. We take pride in delivering a high-quality product our customer can rely on. We built our tool to function in war - where reliability is the only thing that matters.

Do you have a patent for the device?

We do. Our patent applies not only to the device but the ability to clean a firearm outside of disassembly. Our intellectual property is domestically and internationally protected.

Who are your potential customers?

We've identified target areas throughout the U.S. and global markets. The midwest, Texas, Colorado and the southeast are the bulk of our market. Our goal is to establish a large commercial dealer distributor network, selling direct to them. The intent being to legitimize our product in a strong commercial market, then bring it through the proper DoD channels. We will sell through two-tier wholesalers who are also prime vendors on the GSA schedule. They are able to sell direct to units with the proper impact cards and post items on the GSA open market. Our end users include veterans, gun enthusiasts, men, women, young and old; there are 80 million American gun owners. To expand our customer base, we are producing various caliber brushes. Currently our product cleans most commonly used firearms; 9mm, .45cal, 5.56mm and, 7.62. We plan to manufacture .22LR, 12GA and 20GA in the future.

Where did you get the idea and how has it evolved?

The idea first came to me in boot camp, but the need became apparent when I went to Iraq in 2009. That's also when my research began. When I left the military and went to school, I started to work on a prototype to see if such a product was even possible. I had begun working with a disabled Vietnam veteran who helped make the product more presentable. The next year I began working with an engineer. After several prototypes we established proof of concepts. Also, I worked with a SAMSUNG designer to give the tool the look and feel I wanted. In 2015 the product went to market.

What are your production costs?

The majority of our costs are associated with production. Our lean production model is labor intensive. We have worked with our production partners to streamline the manufacturing and assembly process We are focused on delivering a high quality product that everyone can be proud of.

Where do you produce Blazntech?

We've partnered with the esteemed PRIDE Industries for our production facility. They employ over 5,600 Americans, half of whom are disabled. They have Department of Defense contracts and products on the GSA. Recently, partnered with an even bigger nonprofit organization called SourceAmerica; "SourceAmerica creates a platform for people with significant disabilities to be seen and heard...and hired." (sourceamercia.com). We are excited and honored to be working with such a highly respected industry leader.

Where are the products sold?

We currently sell through our website; we provide dealer pricing for those that qualify and ship packaged and marketed product in bulk. Approximately 70% of the product is sold through our website and 30% being sold through dealers. Our dealer verification process ensures high-quality product is being sold at manufacturer controlled price points.

How important are government contracts to your retail strategy? How else will you sell Blazntech?

Our retail strategy is based on direct sales and dealer offerings. The government market is secondary. We have established relations with the DoD and sent units for testing. The Pentagon has requested units, and the military's Maryland Aberdeen Proving Ground currently has products for testing. Our primary focus is to establish credibility in a commercial market while working to deliver a solution for military application in the long term. Gun dealers are the biggest clientele, and they're big fans of the product. Our cleaning system was created with the AR-15 in mind. It's the most widely sold firearm in America. The motorized weapon cleaning system is a high quality tool that displays nicely, demonstrates reliably and sells well at a comfortable margin.

What's stopping you from filling the orders you're already getting?

We have gotten amazing feedback from our customers already using the cleaning system. The motor and brushes work well and operate as intended. In order to deliver a reliable high-quality product, we have pushed a large amount of capital into labor costs. Our current lean production method is time consuming. Products that have been purchased are being delivered daily. Our engineers, along with PRIDE Industries, have developed a manufacturing and assembly process to facilitate the large sales volume we've encountered. Now it requires the capital necessary to make the dream a reality. We have produced a patent pending product and established proof of concept. We've assembled a team of industry experts and subject matter experts from a variety of business and tactical shooting disciplines. We've aligned ourselves with respected partners such as FrogLube and PRIDE Industries.

Why are you raising money?

Our intent is to grow the company with the support of our fellow firearms enthusiasts. With the funds raised, we will ramp up production using refined manufacturing methods to ensure quality control and smooth supply chain management. We will have the ability to drastically scale production and fulfill the growing demand.

What are the key problems you're thinking about for the next year?

Customer satisfaction is our key concern. Delivering products in an efficient manner and handling all customer issues quickly and effectively. It's important that we have the right staff in place to answer any kind of questions there might be. The product works as advertised. It delivers on being the fast, effective way to clean your firearms.

Where does your product fit into the existing market?

Weapons owners spend $13 billion every year on accessories. The firearms and ammunition industry impact, in the US alone, is over 49 billion according to the National Shooting Sport Foundation (http://www.nssf.org/impact/). Traditional cleaning systems require disassembly of the firearm. It takes a long time and puts unnecessary wear on the internal components of the firearm. Our motorized cleaning system employs a high torque, high speed, nylon brush coupled with FrogLube to scrub the chamber. Then wipes it clean with a fresh brush sock at 300+ RPMs. Effectively and efficiently cleaning your gun in seconds without any disassembly of the firearm. A high tech solution for an age old problem.

What's one of the biggest hurdles you've faced since starting the business?

It has been difficult to develop a motor that could meet the demands we needed to put on it. We've gone through many stages of development, learning with each failure. We take pride in knowing our product provides a direct power drive through the cleaning head and into the chamber. This revolutionary motor is what makes 21st century cleaning technology possible.

Why raise money from all of your customers and fans?

It's important to our company that we serve through fellow ownership. We are asking our community of fellow firearms enthusiasts to come and be part of something greater than themselves. By joining Wefunder and investing in BLAZnTECH you own a piece of that future. We have done the heavy lifting by creating the product and ensuring it proved what we said it would do. Now we offer an investment in our company to ensure it's success in the long term. We are veterans working to build a better piece of gear for all of us to enjoy. Let's build something together.

Tell us about the team? Why will you win?

The best definition for the word entrepreneur is problem solver, we believe it's important for our potential investors to recognize the fact that we have been finding solutions for impossible challenges throughout military service and our entire lives.

Benjamin Bondar joined the U.S. Army as an infantryman. He was offered the rare opportunity to serve in the oldest active infantry regiment: "The Old Guard" is the U.S. Army's official ceremonial unit and escort to the President. Later, he deployed to Iraq in support of detainee operations and combat patrols. During his time overseas, he discovered the need for a pocket-sized tool that can allow soldiers to have weapons maintenance without weapons disassembly. He spent over two years in product development to ensure proof of concept before founding BLAZnTECH. Benjamin has patented the world's 1st and only Motorized Weapons Cleaning System - a pocket-size tool for cleaning weapons quickly and effectively without any disassembly. Benjamin was born in the Soviet Union, his father was a Christian evangelist that was continuously persecuted by the KBG for his faith and church service. Benjamin was raised in California and has helped his financially struggling family by working with a commercial vacuum on his back since the age of 9.

Michael J. Penney is a Marine combat veteran of Ramadi, Iraq; Kajaki and Sangin, Afghanistan. He served with 3/7 weapons company deploying twice to Ramadi in 2005 and 2007. Upon reenlistment Michael transferred to Quantico to become an instructor. He is certified as a combat marksmanship coach, trainer and instructor trainer. He's a formal school instructor and school trained designated marksman and foreign weapons instructor. In 2010 Michael volunteered for a third combat tour, this time with 1st battalion 5th Marines, leading a section of advisors through Kajaki and Sangin Afghanistan. After 8 years of service, Michael left the Marine Corps as a Sergeant. Now he is an entrepreneur and inventor. His first product, the magazine insert for cleanliness and safety, prevents dirt, dust and debris from entering the internal components of the firearm. The product is injection molded and delivered thru the same channels as BLAZnTECH. Michael's skill-set, knowledge and expertise brings a unique perspective to the BLAZnTECH team.

William Tate started his US Army career when he turned age 17 and enlisted in the local Army National Guard while still a junior in high school. He secured an Army ROTC scholarship at Ole Miss and was a commissioned officer. His first duty was as Executive Officer assigned to a US Army Special Forces (Green Beret) A- Team. While with the unit he conducted successful missions in Africa, Central America, Europe, and the Middle East retiring after 18 years of honorable and global service due to the 1994 Forces Reduction Act. Straight out of the Army, William became a financial advisor, which led to a wide-ranging background in the financial planning and financial services industry. He has been a financial trainer, advisor, and manager in Silicon Valley with well-known financial services firms such as Morgan Stanley. BLAZnTECH values William's extensive experience in Wall Street financial services and his background in working with small innovative startup companies.

Financials

BLAZnTECH has financial statements ending April 24 2019. Our cash in hand is $2,000, as of May 2020. Over the three months prior, revenues averaged $1,000/month, cost of goods sold has averaged $2,090/month, and operational expenses have averaged $1,662/month.

At a Glance

January 1 to December 31

$13,734
Revenue

-$31,293
Net Loss

$0
Short Term Debt

$15,000
Raised in 2019

$2,000
Cash on Hand

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

BLAZnTECH is a veteran owned and operated company. We have developed the world's first and only motorized weapons cleaning system - a pocket sized power tool that provides the fastest and easiest way to clean most commonly used firearms.

BLAZnTECH is a company we are all proud to be a part of. Our ambition is to provide all gun owners with a fast, effective, and enjoyable way to clean their firearms. Guns get dirty, they need to be maintained. Our focus is on providing gun owners, military, and law enforcement with the fastest and easiest way to clean their dirty firearms. BLAZnTECH is zeroed in on revolutionizing weapons maintenance and providing a luxurious cleaning experience.

Milestones

BLAZnTECH, Inc. was incorporated in the State of Delaware in November 2016.

Since then, we have:

- Compact design -- clean firearms without disassembly
- High torque precision motor -- 300+ RPM
- Saves time -- hours spent cleaning reduced to minutes
- Eliminates unnecessary wear -- nylon bristle brushes & cotton brush socks that DO NOT damage your guns like most traditional steel rods & brushes do
- US patents granted - legal team represents 58 of Fortune 100 companies.
- Patent 1: Design and utility of the device
- 2019 Negotiated licensing agreement and royalties from market leader to produce their own version of patented MWCS.

2019 Results of Operations

Our company was organized in November 2016 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues.* For the period ended December 31, 2019, the Company had revenues of $13,734.
- *Assets.* As of December 31, 2019, the Company had total assets of $281,444.
- *Net Loss.* The Company has had net losses of $31,293 for the fiscal years ended December 31, 2019.
- *Liabilities.* The Company's liabilities totaled $213,241 for the fiscal year ended December 31, 2019.

What should investors expect?

Much of 2019 has required us to stop all sales operations due to pending IP negotiations.

We continue working with our new partners (market leader in weapons maintenance) to establish mass production for their own version of our patented MWCS.

https://wefunder.com/updates/128452

In addition to expected royalties, BLAZnTECH will clear much of its own MWCS inventory during the next 3-6 months. Simultaneously continuing brand development and broadening our product line beyond just weapons maintenance., i.e., First Aid/Survival kits.

Should anyone have questions or concerns, please email info@blazntech.com or call (704) 800-1202.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin:	Gross Margin:	Return on Assets:
-228%	-83%	-11%
Earnings per Share:	**Revenue per Employee:**	**Cash to Assets:**
-$0.00	$13,734	1%
Revenue to Receivables:	**Debt Ratio:**	
~	76%	

December 2019 Independent Accountant.pdf

Risks

1. BLAZnTECH, is a late stage startup conducting a series A round of fundraising. Every startup carries risk for founders and investors. In order to mitigate those risks, we have assembled a team of industry experts and established a growth strategy targeted at positioning BLAZnTECH as the industry leader in weapons accessories. We are a veteran owned and operated weapons accessories company.

   We are transparent and direct in dealing with everyone involved in BLAZnTECH. Our BLAZnTECH customers, dealers, distributors, investors, and all of our supporters are the soul of our business. We believe that everyone plays an important part as a member of our team.

   We see the following as possible risks and things to consider when investing in BLAZnTECH, Inc.

2. We have an established production pipeline and supply chain management in order to ramp up production to meet the growing demand for our products. Our team of industry experts has positioned BLAZnTECH to increase growth in a commercial market with an aim at entering the DoD GSA schedule through prime contracting routes.

3. BLAZnTECH enjoys a rich commercial market for our signature motorized weapons cleaning system (MWCS) kits and other proprietary accessories. This favorable situation may change if the federal government takes steps to limit personal weapons and firearms rights afforded to Americans under the 2nd Amendment to the US Constitution. Given the current and incoming elected officials and appointees, we expect this is a very small possibility.

4. BLAZnTECH has filed for both the U.S. and international patents pending on our signature motorized weapons cleaning system (MWCS). Our intellectual property law firm represents 65 of the fortune 100 companies with an excellent track record of success. We have a very high probability of securing our utility patent(s). However, there is a small risk that one or both of our patents do not get issued. **UPDATE U.S. Patent** 9,733,038 has now been issued!

5. BLAZnTECH has produced the world's first and only motorizedweapons cleaning system (MWCS). Imitation products produced by competing companies may come into the market place. BLAZnTECH motorized weapon cleaning systems utilize the worlds smallest strongest motor coupled with innovative proprietary accessories to include; brushes and brush socks, cleaning rods, and attachments. We've partnered with industry leaders to bring our customers a high-quality durable product. FrogLube has added their signature cleaning and lubricant products to every kit.

6. The BLAZnTECH community has provided us with excellent product reviews and testimonials. We are very proud of our product consistency and the high-quality standards we maintain. As we ramp up our production to meet the ever growing demand for BLAZnTECH products, our focus will always be on ensuring customer satisfaction. Our manufacturing partners are ISO 9001 certified, exceeding the industry standard in quality control management.

7. The patent used in products produced by BlaznTech is owned by Veniamin Bondar and not the company. The royalties the company pays could change in the future.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Benjamin Bondar	CEO, CTO @ BLAZnTECH	2014

Officers

OFFICER	TITLE	JOINED
Benjamin Bondar	CEO, Founder, President	2014

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Benjamin Bondar	6,100,000 Common Stock	61.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
05/2019	$15,000	Loan
09/2018	$40,000	Loan
12/2017	$68,706	SAFE
11/2015	$66,000	Convertible Note
11/2015	$120,000	Convertible Note

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
11/28/2015	$120,000			None	
11/28/2015	$66,000			None	

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Paul Meyliker	09/24/2018	$40,000	$40,000	0.0%	05/16/2021	Yes
PQC	05/30/2019	$15,000	$15,000	0.0%	04/01/2021	Yes

Related Party Transactions

None.

Use of Funds

$50,000	BLAZnTECH will use the first $50,000 to produce a minimum of 2000 MWCS kits and accessory packages.
$100,000	BLAZnTECH will use the first $100,000 to produce a minimum of 2000 MWCS kits and proprietary accessory packages; including brushes, brush socks, and extensions for 9mm, .45cal, 5.56mm, 7.62mm. **Additionally, by raising $100,000 we will lower our cost of production by 8%.**
$250,000	BLAZnTECH will use the first $250,000 to produce 5000 MWCS kits and proprietary accessory packages. **Additionally, by raising $250,000 we will lower our cost of production by 20%. Allows BLAZnTECH to continue additional product development of the MWCS kits and proprietary attachments.
$500,000	With a $500,000 raise, BLAZnTECH will increase our workforce with a focus on hiring veteran employees. Additional man-power expands BLAZnTECH's customer service guarantees, allowing us to serve a greater customer base.
$750,000	At $750,000, BLAZnTECH initiates development of our next generation MWCS kit and additional accessory packages. Next generation developments include a foldable head, rechargeable battery, additional brushes and brush socks for shotguns and small bore rifles. BLAZnTECH will increase our workforce to provide service to a greater customer base.
$1,000,000	BLAZnTECH is intent on raising $1,000,000. We are building innovative new products and hiring veterans to make it happen. Our goal is to raise $1MM in order to create the next generation MWCS. In addition to the MWCS gen 2, BLAZnTECH will produce our first AR-15 Stock! BLAZnTECH has developed a revolutionary new way to carry your MWCS kit. Made from premium high quality materials, the stock is equipped with a compartment that houses the MWCS gen 2 with a spring loaded quick-release mechanism.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Preferred Stock	3,300,000	3,300,000	No
Class A, Common Stock	6,700,000	6,700,000	Yes

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.